UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 19, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

This Form 6-K consists of legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

June 19, 2013

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated March 15, 2013 relating to the Airbag Yield Optimization Notes, the Prospectus Supplement dated March 15, 2013 relating to the Airbag Yield Optimization Notes, the Product Supplement dated March 15, 2013 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Prospectus Supplement dated March 15, 2013 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Product Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated June 14, 2013 relating to the ARUN Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 14, 2013 relating to the CLF1 AYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 14, 2013 relating to the CLF 2 AYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 14, 2013 relating to the RAX Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 14, 2013 relating to the PHM1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 14, 2013 relating to the PHM2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 14, 2013 relating to the ANR Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 14, 2013 relating to the BIDU Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 14, 2013 relating to the C Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 14, 2013 relating to the FSLR Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 14, 2013 relating to the JOY Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 14, 2013 relating to the MU Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 14, 2013 relating to the CLF TYON Securities (as defined in Annex A hereto) and the Final Terms Supplement dated June 14, 2013 relating to the WFT Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated June 19, 2013 representing the ARUN Securities, (d) the Global Security dated June 19, 2013 representing the CLF1 AYON Securities, (e) the Global Security dated June 19, 2013 representing the CLF2 AYON Securities, (f) the Global Security dated June 19, 2013 representing the RAX Securities, (g) the Global Security dated June 19, 2013 representing the PHM1 Securities, (h) the Global Security dated June 19, 2013 representing the PHM2 Securities, (i) the Global Security dated June 19, 2013 representing the ANR Securities, (j) the Global Security dated June 19, 2013 representing the BIDU Securities, (k) the Global Security dated June 19, 2013 representing the C Securities, (l) the Global Security dated June 19, 2013 representing the FSLR Securities, (m) the Global Security dated June 19, 2013 representing the JOY Securities, (n) the Global Security dated June 19, 2013 representing the MU Securities, (o) the Global Security dated June 19, 2013 representing the CLF TYON Securities, (p) the Global Security dated June 19, 2013 representing the WFT Securities, (q) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (r) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (r) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Airbag Yield Optimization Notes due December 19, 2013 (Linked to the performance of the common stock of Aruba Networks, Inc.) (the “ARUN Securities”)	$290,000.00
Airbag Yield Optimization Notes due December 19, 2013 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.) (the “CLF1 AYON Securities”)	$1,175,000.00
Airbag Yield Optimization Notes due December 19, 2013 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.) (the “CLF2 AYON Securities”)	$278,000.00
Airbag Yield Optimization Notes due December 19, 2013 (Linked to the performance of the common stock of Rackspace Hosting, Inc.) (the “RAX Securities”)	$285,000.00
Contingent Absolute Return Autocallable Optimization Securities due June 23, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.) (the “PHM1 Securities”)	$109,000.00
Contingent Absolute Return Autocallable Optimization Securities due June 23, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.) (the “PHM2 Securities”)	$126,000.00
Trigger Phoenix Autocallable Optimization Securities due June 23, 2014 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.) (the “ANR Securities”)	$130,000.00
Trigger Phoenix Autocallable Optimization Securities due June 23, 2014 (Linked to the performance of the American depositary shares of Baidu, Inc.) (the “BIDU Securities”)	$510,000.00
Trigger Phoenix Autocallable Optimization Securities due June 23, 2014 (Linked to the performance of the common stock of Citigroup Inc.) (the “C Securities”)	$156,000.00
Trigger Phoenix Autocallable Optimization Securities due June 23, 2014 (Linked to the performance of the common stock of First Solar, Inc.) (the “FSLR Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due June 23, 2014 (Linked to the performance of the common stock of Joy Global Inc.) (the “JOY Securities”)	$105,000.00
Trigger Phoenix Autocallable Optimization Securities due June 23, 2014 (Linked to the performance of the common stock of Micron Technology, Inc.) (the “MU Securities”)	$100,000.00
Trigger Yield Optimization Notes due December 19, 2013 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.) (the “CLF TYON Securities”)	$199,983.02
Trigger Yield Optimization Notes due June 19, 2014 (Linked to the performance of the common stock of Weatherford International Ltd.) (the “WFT Securities”)	$234,960.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

June 19, 2013

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Securities LLC (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Financial Services, Inc. and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated April 15, 2013 relating to the Contingent Income Auto-Callable Securities and the Pricing Supplement dated June 14, 2013 relating to the Securities, each constituting a part thereof, (b) the Indenture, (c) the Global Security dated June 19, 2013 representing the Securities, (d) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (e) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (e) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Contingent Income Auto-Callable Securities due June 19, 2018 (Linked to the least performing index between the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®)	$3,639,080.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

June 19, 2013

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”), of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated September 14, 2012 relating to the Short Leverage Securities, the Product Supplement dated January 13, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated September 10, 2012 relating to the Trigger Return Optimization Securities, the Pricing Supplement dated June 14, 2013 relating to the SPXT Securities (as defined in Annex A hereto), the Pricing Supplement dated June 14, 2013 relating to the BRCM Securities and the COH Securities (each, as defined in Annex A hereto) and the Pricing Supplement dated June 14, 2013 relating to the Diversified Basket Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated June 19, 2013 representing the SPXT Securities, (d) the Global Security dated June 19, 2013 representing the BRCM Securities, (e) the Global Security dated June 19, 2013 representing the COH Securities, (f) the Global Security dated June 19, 2013 representing the Diversified Basket Securities, (g) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (h) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (h) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Short Leverage Securities due June 20, 2018 (Linked to the performance of the S&P 500® Total Return Index) (the “SPXT Securities”)	$1,049,872.95
Trigger Phoenix Autocallable Optimization Securities due June 20, 2018 (Linked to the performance of the common stock of Broadcom Corporation) (the “BRCM Securities”)	$1,248,160.00
Trigger Phoenix Autocallable Optimization Securities due June 20, 2018 (Linked to the performance of the common stock of Coach, Inc.) (the “COH Securities”)	$550,160.00
Trigger Return Optimization Securities due June 20, 2016 (Linked to the performance of a Diversified Equity Fund Basket) (the “Diversified Basket Securities”)	$3,335,000.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	Managing Director

By:	/s/ Sarah Starkweather
	Name:	Sarah Starkweather
	Title:	Executive Director

Date: 19 June 2013